Exhibits 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and

Preferred Stock Dividends

(dollars in thousands)

	STAG Industrial, Inc.					STAG Predecessor Group
	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year Ended December 31, 2012	Period April 20, 2011 to December 31, 2011	Period January 1, 2011 to April 19, 2011
Fixed Charges
Interest expense	$36,098	$25,109	$20,319	$16,269	$12,289	$4,136
Interest within rental expense	358	245	156	125	71	—
Fixed charges	$36,456	$25,354	$20,475	$16,394	$12,360	$4,136
Earnings
Net income (loss) from continuing operations	(31,469)	(5,039)	106	(7,817)	(10,510)	(251)
Fixed Charges	36,456	25,354	20,475	16,394	12,360	4,136
Earnings	$4,987	$20,315	$20,581	$8,577	$1,850	$3,885
Add: Depreciation and amortization	112,545	88,057	67,556	42,427	21,325	2,345
Less: Straight-line rent adjustments, net	(3,134)	(3,347)	(3,140)	(2,710)	(1,189)	6
Add: Deferred leasing intangibles amortization	8,526	6,253	5,798	4,718	2,774	(3)
Add: Loss on impairments	29,272	2,840	—	622	—	—
Add: Non-cash compensation expense	7,578	7,314	2,970	1,936	693	—
Add: Gain on interest rate swaps	—	—	—	(215)	(2,179)	(762)
Adjusted Earnings	$159,774	$121,432	$93,765	$55,355	$23,274	$5,471
Preferred Dividends
Preferred stock dividends	$10,848	$10,848	$9,495	$6,210	$1,018	$—

Ratio of earnings to fixed charges	0.14x	0.80x	1.01x	0.52x	0.15x	0.94x
Inadequate amount	$(31,469)	$(5,039)	—	$(7,817)	$(10,510)	$(251)
Ratio of earnings to combined fixed charges and preferred dividends	0.11x	0.56x	0.69x	0.38x	0.14x	0.94x
Inadequate amount	$(42,317)	$(15,887)	$(9,389)	$(14,027)	$(11,528)	$(251)
Ratio of Adjusted Earnings to Fixed Charges	4.38x	4.79x	4.58x	3.38x	1.88x	1.32x
Ratio of Adjusted Earnings to Combined Fixed Charges and Preferred Dividends	3.38x	3.35x	3.13x	2.45x	1.74x	1.32x

“Adjusted earnings” consist of earnings excluding depreciation and amortization, straight-line rent adjustments, deferred leasing intangibles amortization, amortization of non-cash compensation expense, loss on impairments and gain on interest rate swaps. Earnings, fixed charges and preferred stock dividends are calculated in the same manner as they are for the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends as described above. We believe that the ratios of adjusted earnings to fixed charges and combined fixed charges and preferred stock dividends are useful supplemental information regarding our ability to cover our fixed charges and preferred stock dividends.